Morgan, Lewis & Bockius LLP

Counselors at Law

1701 Market Street

Philadelphia, PA 19103-2921

215-963-5000

Fax: 215-963-5001

Justin W. Chairman

215-963-5061

e-mail: jchairman@morganlewis.com

May 1, 2006

SENT BY FAX AND EDGAR

Robert F. Telewicz, Jr., Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-7010

Re:	GMH Communities Trust
Item 4.02 Form 8-K
Filed April 6, 2006
File No. 001-32290

Dear Mr. Telewicz:

This letter is being submitted in response to the comments given by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) as set forth in your letter to Joseph M. Macchione, Executive Vice President, General Counsel and Secretary of GMH Communities Trust (the “Registrant”), dated April 13, 2006, with respect to the Registrant’s Item 4.02 Form 8-K filed with the Commission on April 6, 2006. We have been authorized by the Registrant to provide the responses contained in this letter on behalf of the Registrant.

For your convenience, we set forth each comment in italicized typeface and include each response below the relevant comment.

Form 8-K

1.                                       We note your disclosure that you have identified certain potential adjustments to your previously issued financial statements. Please provide us with a more detailed explanation of the adjustments that have been identified and the dollar impact on your previously issued financial statements.

As we discussed in our telephone conversation on April 24, 2006, the Registrant is in the process of ascertaining what adjustments will ultimately be required with respect to prior periods. The Registrant does not expect at this time to restate its financial results for the year ended December 31, 2004. The Registrant does, however, expect to restate its financial results for the quarters ended March 31, June 30 and September 30, 2005, and in connection therewith to amend its Quarterly Reports on Form 10-Q filed with respect to such quarters.

While the Registrant is still in the process of reviewing its previously issued financial statements, and the audit of the Registrant’s fiscal year 2005 financial statements has not been completed as of the date of this letter, a summary of the net dollar amounts of the quarterly adjustments that are currently anticipated to be made, and the line items within the Registrant’s financial statements that would be affected through these adjustments, is set forth below. These adjustments are subject to change as the Registrant continues to evaluate its previously issued financial statements and as the Registrant’s independent registered public accounting firm, Ernst & Young LLP, continues to process the audit of the Registrant’s financial statements for the year ended December 31, 2005.

•                  With respect to the fiscal quarter ended March 31, 2005, the Registrant currently expects the adjustments will result in a decrease of approximately $656,000 in “Income before minority interest and income taxes” from the approximately $4.4 million that was previously reported in the Registrant’s Combined Statements of Operations for that quarter. These anticipated adjustments include: an approximately $106,000 decrease in previously reported revenue under the line items “Management fees – third party” and “Other fee income –related party”; and an approximately $550,000 increase in operating expenses, which includes a $419,000 increase in “Property operating expenses,” a $264,000 decrease in “Administrative expenses,” a $445,000 increase in “Depreciation and amortization,” and a $50,000 decrease in “Interest.”

•                  With respect to the fiscal quarter ended June 30, 2005, the Registrant currently expects the adjustments will result in a decrease of approximately $1.4 million in “Income before minority interest and income taxes” from the approximately $4.2 million that was previously reported in the Registrant’s Combined Statements of Operations for that quarter. These anticipated adjustments include: an approximately $108,000 increase in previously reported revenue under the line item “Other fee income – related party,” and an approximately $1.5 million increase in operating expenses, which includes a $70,000 decrease in “Property operating expenses,” a $546,000 increase in “Real estate taxes,” a $366,000 increase in Administrative expenses,” and a $657,000 increase in “Depreciation and amortization.”

•                  With respect to the fiscal quarter ended September 30, 2005, the Registrant currently expects the adjustments to result in a decrease of approximately $2.5 million in “Income before minority interest and income taxes” from the approximately $5.5 million that was previously reported in the Registrant’s Combined Statements of Operations for that quarter. These anticipated adjustments include: an approximately $374,000 decrease in revenues, which includes a $20,000 decrease in “Rent and other property income,” a $664,000 decrease in “Management Fees – third party,” and a $310,000 increase in “Other fee income – related party.”  In addition, these anticipated adjustments include an approximately $2.1 million increase in operating expenses, which includes a $1.6 million increase in “Property operating expenses,” a $273,000 decrease in “Real estate taxes,” a $9,000 increase in “Administrative expenses,” a $755,000 increase in “Depreciation and amortization,” and a $8,000 increase in “Interest.”

The Registrant is currently in the process of evaluating the calculation of minority interest utilized with respect to its prior periods, and therefore cannot provide an estimate on the effect of the anticipated adjustments to the Registrant’s net income as previously reported for each of the fiscal quarters ended March 31, June 30 and September 30, 2005. The Registrant expects to complete this analysis, as well as to finalize the proper adjustments to be recorded for each of its fiscal quarters, prior to the filing of its Annual Report on Form 10-K for the year ended December 31, 2005 (the “Form 10-K”), which is expected to occur within the next several weeks. The Form 10-K will include a more detailed description of the adjustments to be recorded for prior fiscal quarters, which will appear in the notes to the Registrant’s financial statements.

2.                                       Please tell us if your certifying officers have reconsidered the effect on the adequacy of your disclosure controls and procedures as of the end of the periods covered by your Forms 10-Q for the periods ended June 30, 2005 and March 31, 2005 as well as the period covered by your Form 10-K for the year ended December 31, 2004 in light of the material error you have discovered. Additionally, tell us what effect the error had on your current evaluation of disclosure controls and procedures as of your fiscal year ended December 31, 2005.

The Registrant’s certifying officers have reconsidered, in light of the material adjustments the Registrant has discovered, the adequacy of the Registrant’s disclosure controls and procedures as of the end of the periods covered by the Registrant’s Quarterly Reports on Form 10-Q for the periods ended March 31, June 30 and September 30, 2005 as well as the period covered by the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2004. The Registrant has reached the preliminary conclusion that the material weaknesses it has identified caused the Registrant’s disclosure controls and procedures not to be effective as of the end of the periods covered by each of the Quarterly Reports on Form 10-Q relating to these prior periods. If this conclusion is confirmed, the amended Quarterly Reports on Form 10-Q will include disclosure reflecting that conclusion. The material weaknesses identified by the Registrant have caused it to conclude, based on its evaluation of disclosure controls and procedures as of the end of the fiscal year ended December 31, 2005, that its disclosure controls and procedures were not functioning effectively. The Registrant intends to include disclosure regarding this conclusion in the Form 10-K.

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Please do not hesitate to contact the undersigned at 215-963-5061 if you should have any questions or comments with regard to these responses.

Sincerely yours,

/s/ Justin W. Chairman

Justin W. Chairman

c:	Joseph M. Macchione, Esquire
Leslie S. Cohn, Esquire
Dennis J. O’Leary
Michael Devine